Exhibit(a)(16)

OFFER TO EXCHANGE OPTIONS
FREQUENTLY ASKED QUESTIONS

Q: How should I sign the Letter of Transmittal?

A: You must sign the Letter of Transmittal exactly as your name appears on the option agreement or agreements evidencing the options that you are tendering. Date the Letter of Transmittal on the day on which you sign and return the letter to the company. You must also provide your home address, home telephone number and tax I.D or Social Security Number. If you are a non-US resident and do not have a tax I.D. or Social Security Number, please indicate as much on this line.

The “Capacity” line may be left blank, unless you are signing the Letter of Transmittal as a trustee, executor, administrator, guardian, attorney-in-fact or other person acting in a fiduciary or representative capacity for the person holding the option, in which case you must also provide proper evidence satisfactory to the company of your authority to act in such capacity.

Q: To participate, what part of the Letter of Transmittal do I have to submit?

A: You only need to submit the first page of the Letter of Transmittal. This page must be filled out and signed in accordance with the instructions to the Letter of Transmittal. Please do not send with your submission the 4 pages that accompany the execution page (i.e., do not send either the “Attachment to the Letter of Transmittal” or the “Instructions” with your submission).

Q: Where do I send my Letter of Transmittal?

A: If you decide to tender your options, you must deliver, before 5:00 p.m., Eastern Daylight time, on Friday, May 11, 2001, a properly completed and signed letter of transmittal and any other documents required by the letter of transmittal to:

webMethods, Inc.
Attention: Option Exchange
3930 Pender Drive
Fairfax, Virginia 22030
facsimile: (703) 460-5955

We will only accept a paper copy or a facsimile copy of your signed letter of transmittal. Delivery by e-mail will not be accepted. If the offer is extended by us beyond May 11, 2001, you must deliver these documents before the extended expiration of the offer.

Q: Will I get confirmation that my Letter of Transmittal has been received?

A: You will receive a formal letter stating whether we have accepted or rejected your submission to tender options after the conclusion of the offer. If you desire confirmation prior to the conclusion of the offer that we have received your Letter of Transmittal, you can make a request for confirmation via e-mail to optionexchange@webmethods.com.

Q: What happens if there is a split or reverse split of the stock during the period I am without options?

A: If your options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase the number of shares which is equal to the number of shares subject to the options that you tendered, subject to adjustments for any stock splits, stock dividends and similar events.

Q: How does this plan affect my ESPP contributions?

A: The offer to exchange outstanding options is not related to the Employee Stock Purchase Plan. Your election to exchange outstanding options will not affect elections under the ESPP.

Q: How will vesting be treated?

A: The new options will have a vesting schedule designed to approximate the vesting schedule of the tendered options. Your new option will therefore be exercisable for the number of shares that your current option would have been exercisable for on the date of grant of the new option and, thereafter, shares will become exercisable at the intervals and in the amounts shares would have become exercisable under the tendered options, had your current option not been tendered.

For example: If you currently have one year of vesting towards a stock option grant, and you surrender the grant, when you receive your new grant you will receive credit for that one year vesting plus the approximate six month period in which you had no grant and the remaining shares will vest over the approximately 2 1/2 year period in accordance with the same schedule as your tendered grant.

Q: How will the new strike price be decided?

A: The exercise price of the new options will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options. Accordingly, we cannot predict the exercise price of the new options. However, because we will not grant new options until at least six months and one day after the date we cancel tendered options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

Q: How many employees have taken part in the program? Will you tell us how many decided to participate?

A: While we will not be reporting the number of employees who chose to participate in the offer to exchange, we intend to report to employees the total number of options surrendered.

Q: What happens to my options if the company has a lay off?

A: It is very important for participants to understand that they will not be entitled to receive any new options or other consideration in exchange for any options they tender for cancellation if when we grant the new options they are no longer employed by webMethods, Inc. or one of our subsidiaries—regardless of why they are no longer a webMethods employee. All options you tender in the offer to exchange will be cancelled. The new options will not be granted for at least six months and one day. To be eligible for the new option grant, you must be an employee of webMethods, Inc. or one of our subsidiaries on the date we grant the new options.

Q: Why do I have to wait at least six-months and a day for new options?

A: If webMethods were to issue new options without the waiting period it would be treated under the accounting rules as a repricing of your current options. This would subject the options to variable accounting charges that would have a negative impact on the company and our earnings. This would make it impracticable for the company to offer this program to our employees.

Q: Will I be able to get other grants during the six-month waiting period?

A: If we accept and cancel any of the options you tender in connection with the offer the grant date and the pricing of any additional options that we may decide to grant to you during the approximate six-month period prior to the new grant of options will be deferred until after such new grant date. If we granted new, additional options to you in that period, the accounting rules would treat them as granted in exchange for the surrendered grant, and we would be subject to the variable accounting rules described above. As a result, the compensation committee of our board of directors does not currently plan to grant any additional options to existing employees until after such date, including additional grants to employees who do not elect to participate in this exchange offer.

Q: Will all grants be issued the same day?

A: Yes.

Q. What happens if webMethods is acquired?

A. While we currently have no plans to enter into such a transaction, it is possible that,

prior to the grant of new options, we might effect or enter into an agreement such as a merger or other similar transaction. It is very important for participants to understand that participating in this program carries with it risk, and we cannot guarantee that webMethods will not be acquired. Nor can we guarantee that an acquiror would honor the terms of the offer to exchange options. If you have any additional questions regarding the consequences of an acquisition, please contact the Option Exchange administrators to set up a time to discuss your concerns with our legal staff.

Q. Can webMethods provide me with some advice on whether I should participate in this program?

A: Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options. You are urged to evaluate carefully all of the information in the offer to exchange and to consult your own investment and tax advisors.

Q: Can I split a grant?

A: No. We are not accepting partial tenders of an individual option grant, so to tender any shares under an individual grant, you must tender all shares still subject to the grant.

Q: Why do I need to surrender all options granted within the last six months?

A: If webMethods allowed employees to keep options granted within six months of the option cancellation, the company would suffer significant adverse accounting consequences, which would prevent the company from offering the program.

Q: Will there be tax consequences if I participate?

A: If you exchange your current options for new options, we believe that you will not be required under current law to recognize income for U.S. Federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, we believe that you will not be required under current law to recognize income for U.S. Federal income tax purposes. However, we recommend that you consult with your own tax advisor to determine the tax consequences of this offer. Special considerations may apply to employees located outside of the United States, including Australia, the Netherlands and the United Kingdom. In some of these countries, the application of local taxation rules may have an impact upon the re-grant. If you are an employee based outside of the United States, we recommend that you consult with your own tax advisor to determine the tax consequences of the offer under the laws of the country in which you live and work.

Q: If I tender an Incentive Stock Option what will be my holding period for the shares of common stock I purchase on exercise of the new option in order for the disposition of the shares to qualify for incentive stock option tax treatment?

A: The new options received approximately six months after the end of the offer will be newly granted options. The disposition of common stock subject to incentive stock options qualifies for long term capital gain treatment under the incentive stock option tax rules if the disposition of such stock is made after the later of: (a) two years from the date the option is granted and (b) one year after the date the option is exercised. You will not receive credit for the holding periods of your cancelled options grants.

Q: How many options will I get in my new grant?

A: We will grant you new options to purchase the number of shares of our common stock which is equal to the number of shares of common stock subject to the options you tender.

Q: Will webMethods do this again if the market goes through similar fluctuations?

A: We have no plans to offer a program of this kind again.

For all matters discussed in this FAQ, please consult the Offer to Exchange for a more complete description of the subject matter. If you have further questions or require additional assistance please contact the Option Exchange Administrators by email at optionexchange@webmethods.com